United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

PRESS RELEASE
SIGNATURES

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

CVRD — 1Q04 Production Report

Strong production increase

Rio de Janeiro, April 22, 2004 — Companhia Vale do Rio Doce (CVRD), aiming to meet global demand growth, achieved significant YoY production growth in 1Q04, in almost all of its products.

In Brazil, the rainy season takes place in the first three months of the year generating seasonality to mining activities in this period. In 2004, heavy rains restricted especially iron ore and bauxite production. Nevertheless, when compared to the same period of last year, 1Q04 production strongly expanded.

Highlights

•	Iron Ore

Under US GAAP (generally accepted accounting principles in the United States) consolidation, iron ore production increased 7.3%, from 43.350 million tons in 1Q03 to 46.517 million tons in 1Q04. This relatively high growth rate was achieved despite the fact that production was discontinued in the Capanema mine since the end of 2003 as the mine reached exaustion. In 1Q03, Capanema produced 1.480 million tons of iron ore.

Excluding CAEMI, consolidated from September 2003 onwards, CVRD’s production in 1Q04 reached 37.261 million tons vis-à-vis 35.230 million tons in 1Q03.

Due to a maintainance stoppage of the beneficiation plant, production at Carajás was 14.484 million tons in 1Q04. Planned production for 2004 is 70 million tons, in accordance with the capacity expansion project.

•	Pellets

Under US GAAP consolidation, which does not include the pelletizing joint ventures (Samarco, GIIC, Nibrasco, Kobrasco, Hispanobras and Itabrasco), production increased 44% against 1Q03, mainly due to production increases at the São Luís plant, which produced three times more YoY.

Under BR GAAP (generally accepted accounting principles in Brazil) consolidation, where the production volumes of the pelletizing joint ventures are included proportionally to CVRD’s ownership share in these companies, 1Q04 production reached 8.445 million tons, increasing 19.2% YoY.

•	Manganese Ore and Ferro Alloys

Manganese ore production reached 556,000 tons in 1Q04, an increase of 26.4% YoY. The Azul mine, located in Carajás, was responsible for about 75% of CVRD’s manganese ore production in 1Q04.

CVRD’s ferro alloy production increased strongly in 1Q04, up 44.8% against 1Q03, driven not only by the operations of Rio Doce Managanese Norway, but also due to higher production at RDM and RDME.

As announced in January 2004, RDME, which produced 38,000 tons of ferro alloys in 1Q04, is undergoing a mantainance stoppage of its electric furnace for a period of 45 days beginning April 7, 2004. Therefore, production and sales are expected to decrease in 2Q04. During this period, RDME’s electric furnace will be relined for the first time since 1991, when it started operations.

•	Bauxite

CVRD’s attributable share of MRN production was 1.567 million tons in 1Q04. In 1Q03, when the capacity expansion was not yet operational, the corresponding figure was 965,000 tons.

•	Alumina

On an annualized basis, Alunorte’s prodution in 1Q04 achieved 2.592 million tons, surpassing the nominal capacity of the plant, of 2.4 million tons per year. This result was possible due to productivity gains.

•	Primary Aluminum

Production at Albras, of 102,000 tons, was approximately equal to 1Q03, when it reached 104,000 tons. Some temporary operational adjustments limited production activity in 1Q04. However, Albras resumed its normal operational pace in April 2004.

•	Potash

Potash was the only product that presented production decrease, of 11.9%, in 1Q04 against 1Q03. The reduction is explained by the restrictions imposed on the Taquari-Vassouras mine by the requirements of the expansion project, which will increase its nominal capacity to 850,000 tons by July 2005. Therefore, production in 2004 should be around 40,000 tons lower than the record high level of 658,000 tons achieved last year. However, 2004 production will be higher than the current nominal capacity of 600,000 tons per year.

•	Kaolin

Total kaolin production reached 299,000 tons in 1Q04, a 4.7% increase YoY. Considering only PPSA, production reached 108,000 tons, an increase of 8.8% YoY. PPSA is, therefore, in the process to eliminate idle capacity, which should be achieved during 2004/2005.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

CVRD 1Q04 Production Report — US GAAP*

‘ 000 tons

					% Change	% Change
	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
IRON ORE	43,350	49,024	188,522	46,517	7.3%	-5.1%

PELLETS	2,605	3,968	12,990	3,751	44.0%	-5.5%

MANGANESE	440	540	2,244	556	26.4%	3.0%

FERRO-ALLOYS	105	130	482	152	44.8%	17.3%

ALUMINA	470	625	2,323	648	37.9%	3.8%

POTASH	160	170	658	141	-11.9%	-17.0%

KAOLIN	286	285	1,134	299	4.7%	4.9%

*	Under US GAAP, CVRD consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control.

CVRD 1Q04 Production Report — US GAAP*

‘ 000 tons

IRON ORE					% Change	% Change
	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
Southern System	21,318	23,993	92,841	22,557	5.8%	-6.0%
Itabira Complex	10,545	11,091	43,162	10,314	-2.2%	-7.0%
Mariana Complex	3,727	4,085	16,086	4,448	19.3%	8.9%
Middle Mines Complex	1,824	2,764	10,050	3,334	82.8%	20.6%
Western Mines Complex	3,742	4,577	17,161	4,460	19.2%	-2.5%
Capanema	1,480	1,476	6,382	0	n.m.	n.m.
Carajás	13,681	15,702	58,929	14,484	5.9%	-7.8%
Urucum	231	189	802	220	-4.7%	16.7%
Caemi	8,120	9,140	35,950	9,256	14.0%	1.3%
Total iron ore production	43,350	49,024	188,522	46,517	7.3%	-5.1%

PELLETS					% Change	% Change
	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
CVRD I and CVRD II	1,213	1,292	4,948	1,243	2.4%	-3.8%
Fábrica	922	1,191	4,452	1,137	23.3%	-4.6%
São Luís	469	1,484	3,590	1,371	192.0%	-7.6%
Total pellet production	2,605	3,968	12,990	3,751	44.0%	-5.5%

MANGANESE					% Change	% Change
	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
Azul	290	379	1,548	413	42.1%	8.9%
Urucum	84	87	414	75	-10.9%	-13.9%
Other mines	65	73	282	68	4.4%	-7.0%
Total manganese production	440	540	2,244	556	26.4%	3.0%

FERRO-ALLOYS					% Change	% Change
	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
RDM	70	81	313	82	16.5%	1.2%
RDME	30	30	129	38	24.8%	25.0%
RDMN	—	14	21	28	n.m.	97.5%
Urucum	5	5	18	4	-2.7%	-1.6%
Total ferro-alloy production	105	130	482	152	44.8%	17.3%

ALUMINA					% Change	% Change
	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
Alunorte	470	625	2,323	648	37.9%	3.8%
Total alumina production	470	625	2,323	648	37.9%	3.8%

POTASH					% Change	% Change
	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
Taquari-Vassouras	160	170	658	141	-11.9%	-17.0%
Total potash production	160	170	658	141	-11.9%	-17.0%

KAOLIN					% Change	% Change
	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
PPSA	99	127	423	108	8.8%	-15.3%
Caemi	187	158	711	191	2.6%	21.0%
Total kaolin production	286	285	1,134	299	4.7%	4.9%

*	Under US GAAP, CVRD consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control.

CVRD 1Q04 Production Report — Consolidated BR GAAP*

‘ 000 tons

					% Change	% Change
	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
IRON ORE	45,047	50,744	195,266	48,158	6.9%	-5.1%

PELLETS	7,086	8,564	31,150	8,445	19.2%	-1.4%

MANGANESE	440	540	2,244	556	26.4%	3.0%

FERRO-ALLOYS	105	130	482	152	44.8%	17.3%

BAUXITE	965	1,721	5,762	1,567	62.4%	-9.0%

ALUMINA	470	625	2,323	648	37.9%	3.8%

ALUMINUM	65	68	268	64	-0.8%	-5.4%

POTASH	160	170	658	141	-11.9%	-17.0%

KAOLIN	286	285	1,134	299	4.7%	4.9%

*	1)	Under Consolidated BR GAAP, CVRD consolidates the total production of all the companies in which CVRD has more than 50% of the voting capital and effective control.

	2)	For the companies in which CVRD has shared control, consolidation is proportional to CVRD’s stake in the company.

	3)	The production volumes of companies in which CVRD has minority interests are not consolidated.

CVRD 1Q04 Production Report — Consolidated BR GAAP*

‘ 000 tons

IRON ORE	Consolidation	CVRD's					% Change	% Change
	Methodology	Stake	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
Southern System	Total	100%	21,318	23,993	92,841	22,557	5.8%	-6.0%
Itabira Complex			10,545	11,091	43,162	10,314	-2.2%	-7.0%
Mariana Complex			3,727	4,085	16,086	4,448	19.3%	8.9%
Middle Mines Complex			1,824	2,764	10,050	3,334	82.8%	20.6%
Western Mines Complex			3,742	4,577	17,161	4,460	19.2%	-2.5%
Capanema			1,480	1,476	6,382	0	-100.0%	-100.0%
Carajás	Total	100%	13,681	15,702	58,929	14,484	5.9%	-7.8%
Urucum	Total	100%	231	189	802	220	-4.7%	16.7%
Caemi	Total	60%	8,120	9,140	35,950	9,256	14.0%	1.3%
Samarco	Proportional	50%	1,696	1,720	6,744	1,641	-3.3%	-4.6%
Total iron ore production			45,047	50,744	195,266	48,158	6.9%	-5.1%

PELLETS	Consolidation	CVRD's					% Change	% Change
	Methodology	Stake	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
CVRD I and CVRD II	Total	100%	1,213	1,292	4,948	1,243	2.4%	-3.8%
Nibrasco	Proportional	51%	924	1,084	3,927	1,097	18.7%	1.1%
Kobrasco	Proportional	50%	553	565	2,203	555	0.3%	-1.8%
Hispanobrás	Proportional	51%	459	398	1,832	438	-4.6%	10.0%
Itabrasco	Proportional	51%	445	356	1,693	415	-6.6%	16.6%
Fábrica	Total	100%	922	1,191	4,452	1,137	23.3%	-4.6%
São Luís	Total	100%	469	1,484	3,590	1,371	192.0%	-7.6%
Samarco	Proportional	50%	1,597	1,743	6,633	1,730	8.3%	-0.8%
GIIC	Proportional	50%	504	450	1,872	460	-8.7%	2.2%
Total pellet production			7,086	8,564	31,150	8,445	19.2%	-1.4%

MANGANESE	Consolidation	CVRD's					% Change	% Change
	Methodology	Stake	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
Azul	Total	100%	290	379	1,548	413	42.1%	8.9%
Urucum	Total	100%	84	87	414	75	-10.9%	-13.9%
Outras minas	Total	100%	65	73	282	68	4.4%	-7.0%
Total manganese production			440	540	2,244	556	26.4%	3.0%

FERRO-ALLOYS	Consolidation	CVRD's					% Change	% Change
	Methodology	Stake	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
RDM	Total	100%	70	81	313	82	16.5%	1.2%
RDME	Total	100%	30	30	129	38	24.8%	25.0%
RDMN	Total	100%	—	14	21	28	n.m.	97.5%
Urucum	Total	100%	5	5	18	4	-2.7%	-1.6%
Total ferro-alloy production			105	130	482	152	44.8%	17.3%

BAUXITE	Consolidation	CVRD's					% Change	% Change
	Methodology	Stake	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
MRN	Proportional	40%	965	1,721	5,762	1,567	62.4%	-9.0%
Total bauxite production			965	1,721	5,762	1,567	62.4%	-9.0%

ALUMINA	Consolidation	CVRD's					% Change	% Change
	Methodology	Stake	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
Alunorte	Total	57%	470	625	2,323	648	37.9%	3.8%
Total alumina production			470	625	2,323	648	37.9%	3.8%

ALUMINUM	Consolidation	CVRD's					% Change	% Change
	Methodology	Stake	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
Albras	Proportional	51%	53	56	220	52	-1.9%	-6.0%
Valesul	Proportional	55%	12	12	48	12	4.4%	-2.5%
Total aluminum production			65	68	268	64	-0.8%	-5.4%

POTASH	Consolidation	CVRD's					% Change	% Change
	Methodology	Stake	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
Taquari-Vassouras	Total	100%	160	170	658	141	-11.9%	-17.0%
Total potash production			160	170	658	141	-11.9%	-17.0%

KAOLIN	Consolidation	CVRD's					% Change	% Change
	Methodology	Stake	1Q03	4Q03	2003	1Q04	1Q04/1Q03	1Q04/4Q03
PPSA	Total	82%	99	127	423	108	8.8%	-15.3%
Caemi	Total	60%	187	158	711	191	2.6%	21.0%
Total kaolin production			286	285	1,134	299	4.7%	4.9%

*	1)	Under Consolidated BR GAAP, CVRD consolidates the total production of all the companies in which CVRD has more than 50% of the voting capital and effective control.

	2)	For the companies in which CVRD has shared control, consolidation is proportional to CVRD’s stake in the company.

	3)	The production volumes of companies in which CVRD has minority interests are not consolidated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: April 27, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer